Exhibit 4a as of December 2025

Moody’s Global Legal Structure

12/31/2025



Moody’s Corporation (Delaware)
Moody’s Investors Service Inc. (Delaware)
Moody’s Risk Assessments Holdings LLC (Delaware)
Regulatory DataCorp, Inc. (Delaware)
98%
Moody’s Group Holdings, Inc. (Delaware)
Acquire Media U.S., LLC (Delaware)
The Moody’s Foundation (New York)
Moody’s Overseas Holdings Inc. (Delaware)
Moody’s Shared Services, Inc. (Delaware)
Moody’s Capital Markets Research,Inc (Delaware)
DVBS, Inc. (Delaware)
Moody’s Advisors Inc. (Delaware)
Moody’s Assureco Inc. (Delaware)
MIS Quality Management Corp. (Delaware)
Moody’s Risk Assessments, Inc. (Delaware)
Regulatory DataCorp Limited (UK)
Moody’s Analytics, Inc. (Delaware)
Yellow Maple II B.V. (Netherlands)
Moody’s (UK) Limited (UK)
Moody’s Investors Service España SA (Spain)
99.8%
MIS Support Services CR Sociedad de Responsabilidad Ltda. (Costa Rica)
Moody’s International LLC (Delaware)
Moody’s Canada Inc. (Canada)
Moody’s Local BR Agência de Classificação de Risco Ltda. (Brazil)
Moody’s Israel Holdings Inc. (BVI)
Moody’s Analytics do Brasil Soluções para Gerenciamento de Risco de Crédito Ltda (Brazil)
Moody’s Analytics Canada Inc. (Canada)
Omega Performance Corp./ S.C.C. Á Rendement Omega (Canada)
MAGE Holdings (Cayman) Limited (Cayman Islands) 2001
MIS MX S.A. de C.V. (Mexico)
Moody’s Local MX S.A. de C.V., I.C.V. (Mexico)
Moody’s ESG Solutions USA Inc. (Delaware)
Moody’s Asia-Pacific Group (Singapore) Pte. Ltd. (Singapore)
Moody’s Group Japan G.K. (Japan)
Moody’s Shared Services India Private Limited (India)
Moody’s Asia Pacific Ltd. (Hong Kong)
Moody’s Assurance Company, Inc. (New York)
MIS Asset Holdings Inc. (Delaware)
Bureau van Dijk Publicaçao Eletronica Ltda. (Brazil)
99%
Moodys Analytics Mexico S.A. de C.V. (Mexico)
Moodys Analytics Mexico S.A. de C.V. (Argentina)
Moody’s Financing (BVI) Limited (BVI)
Moody’s Latin America Holding Corp. (BVI)
51%
Midroog Ltd. (Israel)
99.99%
MIS Brazil Servicos Tecnicos Ltda. (Brazil)
MA Support Services CR SRL (Costa Rica)
Moody’s Local (Chile) SpA (Chile)
60%
International Credit Rating Compañía Clasificadora de Riesgo Limitada (Chile)
Moody’s Group Holdings (BVI) Limited (BVI)
Moody’s Company Holdings (BVI) I Limited (BVI)
Moody’s Group NL B.V. (Netherlands)
Moody’s Finance (BVI) Ltd. (BVI)
Moody’s Holdings NL B.V. (Netherlands)
Moody’s Malta Finance Limited (Malta)
Moody’s Japan K.K. (Japan)
Moody’s Analytics Japan K.K. (Japan)
Moody’s SF Japan K.K. (Japan)
Moody’s Investors Service (Beijing), Ltd. (China)
Moody’s Investors Service (Beijing), Ltd. Shanghai Branch (China)
Moody’s Investors Service (Beijing), Ltd. Shenzhen Branch (China)
Moody’s Credit Ratings (China) Limited (China)
Moody’s Singapore Pte Ltd (Singapore)
Moody’s Analytics Hong Kong Ltd. (Hong Kong)
98%
Moodys Analytics (Thailand) Co., Ltd. (Thailand)
Moody’s Company Hong Kong Ltd. (Hong Kong)
Moody’s Investors Service Hong Kong Ltd. (Hong Kong)
Moody’s Investors Service (Korea) Inc. (Korea)
Moody’s China (B.V.I.) Limited (BVI)
Cape Analytics, Inc. (Delaware)
Cape Regulatory Services, LLC (Delaware)
DMG US Investments Inc. (Delaware)
DMGT US, Inc. (Delaware)
Risk Management Solutions Holdings Inc. (Delaware)
Risk Management Solutions Inc. (California)
Moody’s Analytics Bermuda Limited (Bermuda)
RMS Worldwide, Inc. (California)
RMS UK Holdings, Inc. (Delaware)
Risk Management Solutions Limited (UK)
Risk Management Solutions Limited, London, Zurich Branch (Switzerland)
Bureau van Dijk Electronic Publishing Inc. (New York)
Praedicat, Inc. (Delaware)
Numerated Growth Technologies, Inc. (Delaware)
Fincura Inc. (Delaware)
Numerated Growth Technologies Securities Corporation (Delaware)
Moody’s Analytics Solutions, LLC (Delaware)
Lewtan Technologies, Inc. (Massachusetts)
Omega Performance Corporation (California)
GGYAXIS, Inc. (Delaware)
Moody’s Group (Holdings) Unlimited (UK)
Moody’s EMEA Financing (Cyprus) Ltd (Cyprus)
Moody’s International (UK) Limited (UK)
Moody’s Holdings LLC (Delaware)
Moody’s Group Finance Ltd. (UK)
Yellow Maple Holding B.V. (Netherlands)
Moody’s Analytics Netherlands B.V (Netherlands)
Moody’s Group Cyprus Ltd. (Cyprus)
96.16%
Moody’s Local AR Agente de Calificación de Riesgo S.A. (Argentina)
96.16%
MIS Argentina S.A. (Argentina)
Moody’s Equilibrium II (BVI) Holding Corporation (BVI)
Moody’s Equilibrium I (BVI) Holding Corporation (BVI)
Moody’s Local CR Calificadora de Riesgo S.A. (Costa Rica)
99%
Moody’s Local GT S.A. (Guatemala)
Moody’s Local PA Calificadora de Riesgo S.A. (Panama)
99.99%
Moody’s Local PE Clasificadora de Riesgo S.A. (Peru)
95%
Moody’s Local ES S.A. de C.V. Clasificadora de Riesgo (El Salvador)
95%
Moody’s Local RD Sociedad Calificadora de Riesgo S.R.L. (Dominican Republic)
Bureau van Dijk Electronic Publishing K.K. (Japan)
Bureau van Dijk Electronic Publishing Hong Kong Limited (Hong Kong)
Bureau van Dijk Electronic Publishing Pty. Ltd. (Australia)
Bureau van Dijk Electronic Publishing Pte. Ltd. (Singapore)
Bureau van Dijk Electronic Publishing LLC (Korea)
Bureau van Dijk Electronic Publishing Beijing Co., Ltd. (China)
Moody’s Investors Service (BVI) Limited (BVI)
Moody’s Holdings (B.V.I.) Limited (BVI)
Moody’s Financing (Cyprus) Ltd (Cyprus)
Moody’s South Africa (B.V.I.) Limited (BVI)
Moody’s Investors Service South Africa (Pty) Limited (South Africa)
Moody’s Africa Holdings Limited (Mauritius)
GCR Kenya Limited (Kenya)
90%
Moody’s Analytics Czech Republic s.r.o. (Czech Rep)
Moody’s Investors Service Cyprus Ltd. (Cyprus)
Moody’s Investors Service Middle East Limited (Saudi Arabia)
Moody’s Analytics (DIFC) Limited (UAE)
80.86%
Moody’s Group UK Ltd. (UK)
Moody’s Holdings Ltd. (UK)
Moody’s Analytics (India) Private Limited (India)
Cortera Software Private Limited (India)
RMS Risk Management Solutions India Private Limited (India)
100%
Global Credit Rating Company Limited (Mauritius)
80%
Global Credit Rating Co. (Proprietary) Limited (South Africa)
GCR East Africa (Kenya)
62%
Global Credit Rating Company Limited (Nigeria)
65%
Global Credit Rating Company Limited (Senegal)
Moody’s Group France SAS (France)
Moody’s Analytics SAS (France)
Moody’s France SAS (France)
Moody’s Lithuania UAB (Lithuania)
99.9%
Moody’s Canada LP (Canada)
Gilliland Gold Young Consulting Inc. (Canada)
Moodys Analytics Knowledge Services (Jersey) Limited (Jersey)
Moody’s Analytics UK Ltd. (UK)
Risk First Inc. (Delaware)
Acquire Media 1 UK Limited (UK)
Risk First Limited (UK)
Moody’s Analytics UK Limited, Sucursal En España (Spain)
Moody’s Shared Services UK Ltd. (UK)
Moody’s Risk Assessments Limited (UK)
Moody’s ESG Solutions France SAS (France)
Moody’s ESG Solutions Maroc (Morocco)
Moody’s ESG Solutions Italia SrL (Italy)
Moody’s ESG Solutions Chile SpA (Chile)
Moody’s ESG Solutions UK Ltd (UK)
Vigeo Eiris USA, LLC (Delaware)
Bureau van Dijk Editions Electroniques SRL (Belgium)
99%
Bureau van Dijk Electronic Publishing GmbH (Germany)
Bureau van Dijk Electronic Publishing Ltd. (UK)
Moody’s Analytics Italy S.p.A. (Italy)
Bureau van Dijk Editions Electroniques Sàrl (Switzerland)
Moody’s Analytics Sweden AB (Sweden)
Moodys Analytics Denmark ApS (Denmark)
Zephus Ltd. (UK)
Moody’s Analytics Spain S.A. (Spain)
Bureau van Dijk Editions Electroniques Sàrl (Switzerland) Moscow (Russia)
Moody’s Analytics Austria GmbH (Austria)
Bureau van Dijk Editions Electroniques Sàrl (Switzerland)
Moody’s Analytics Portugal, Unipessoal Lda. (Portugal)
Bureau van Dijk Editions Electroniques Sàrl, o.z. (Slovakia)
Bureau van Dijk EP DMCC (UAE)
Moody’s Analytics South Africa Proprietary Limited (South Africa)
Moody’s Investors Service (Nordics) AB (Sweden)
Moody’s Group Deutschland GmbH (Germany)
98.83%
Moody’s Deutschland GmbH (Germany)
Moody’s Deutschland GmbH, o.z. (Czech Republic)
Moody’s Deutschland GmbH filialas (Lithuania)
Moody’s Deutschland GmbH Poland Branch (Poland)
Moody’s Analytics Deutschland GmbH (Germany)
RealXData GmbH (Germany)
RealXData Gmbh Sucursal en Espana (Spain)
Moody’s Italia S.r.l. (Italy)
Moody’s EMEA Holdings Limited (UK)
Moody’s Investors Service Middle East Limited (UAE)
Moody’s Investors Service Ltd. (UK)
MIS Support Center Private Limited (India)
Moodys Analytics (Malaysia) Sdn. Bhd. (Malaysia)
Moody’s Analytics Korea Co., Ltd. (Korea)
Moody’s Group Australia Pty Ltd (Australia)
Moody’s Investors Service Pty Limited (Australia)
Moody’s Analytics Australia Pty. Ltd. (Australia)
Moody’s Analytics Singapore Pte Ltd. (Singapore)
Moody’s Investors Service India Private Ltd. (India)
Moody’s Investors Service Singapore Pte Ltd. (Singapore)
Korea Investors Service, Inc. (Korea)
52.5%
KIS Pricing, Inc. (Korea)
67.05%
Moody’s Mauritius Holdings Ltd. (Mauritius)
Moody’s Investment Company India Private Limited (India)
31.67%
ICRA Limited (India)
ICRA ESG Ratings Limited (India)
51%
ICRA Nepal Limited (Nepal)
ICRA Lanka Limited (Sri Lanka)
ICRA Analytics Limited (India)
60%
D2K Technologies India Private Limited (India)
98.75%
Fintellix India Private Limited (India)
Fintellix South Africa Proprietary Ltd. (South Africa)
Fintellix US LLC (US)
Moody’s Analytics Taiwan Co., Ltd. (Taiwan)
Moody’s Information Consulting (Shenzhen) Co. Ltd. (China)
Moody’s Information Consulting (Shenzhen) Co. Ltd. Beijing Branch (China)

US

Credit Rating Affiliates

† An oval indicates a branch. A triangle indicates a partnership.
†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

V1

Exhibit 4b
Organizational Chart as of December 2025



President & CEO
Chief Corporate Affairs Officer
MD-Communications
MD-Communications
MD-Communications
SVP-Chief of Staff
MD-Govt & Public Affairs
Chief Administrative Officer
Chief Tech Services Officer
Chief Info Security Officer
MD-Capability Center Global Head
MD-Chief Risk & Resiliency Off
SVP-Chief of Staff
SVP-Operations & Controls
President –Moody's Ratings
MD-MR Chief Tech Officer
MD-Head of Application Devel
MD-Technology Delivery
MD-Technology Delivery
SVP-Risk Management
MD-Data Strategy & Mgmt
MR Chief Risk Officer
SVP-Risk Management
SVP-Risk Management
SVP-Risk Management
SVP-Risk Management
MD-Chief of Staff
MD-Global Ratings & Research
MD-Process Imp & Data Mgmt
MD–Cont Strat & Engagement
MD-Global Private Credit
AMD
SVP-Chief of Staff
MD-Gbl Financial Institutions
MD-Global Structured Fin
MD-Global Corp Finance
MD-Gbl Pub Proj and Infra Fin
MD-Head of Global Sust Fin
MD-Global RRS
Chief People Officer
MD-Chief Audit Executive
SVP – General Counsel
Deputy General Counsel
MD-Corp Gov & Secur, Company Secretary
MD-Division General Counsel
General Counsel-MA
VP-Chief of Staff
Chief Compliance Officer
MD-Surveillance & Controls
SVP-Global Investigations
SVP-Compliance
SVP-Compliance
SVP-Compliance
MD DCO Americas / Global Coordination
MD-EMEA Compliance
MD-Designated Compliance Off
Hd of Compliance & Reg Affairs
SVP-Compliance
SVP & Chief Financial Officer
Chief Accounting Officer & Controller
Chief Treasury Officer
Chief Procurement Officer
MD-Head of Investor Relations
MD-Global Business Services
MD-MR Business Planning
MD-Corporate Development
MD-Corporate Development
MD-Finance Transformation & Strategy
MD - Moody's Analytics Finance
COO-Moody's Ratings
MD-Regional Management
MD-Regional Management
MD-Regional Head Asia Pac
MD - Moody's Local Group
AMD-Governance Coordination
SVP-Risk Governance
SVP-Risk Management
MD-Chief Commercial Officer
MD-Gbl Head Relationship Mgmt
MD - Pricing Strategy
AMD-Product Management
AMD-Product Management
Associate Managing Director
SVP-Risk Management
Chief Credit Officer
MD- Credit Standards
MD-Gbl Credit Strat & Guidance
MD-Gbl Meth. Review
MD-Gbl Meth. & Model Dev
Senior Vice President
MD-Gbl Rtgs Ops & Controls
MD-Rating Trans. Services
MD-Ratings Ops & Controls
MD-Analytic Data Operations
SVP-Ratings Ops & Controls
SVP-Risk Management
MD-Gbl Digital Economy
AMD-Digital Fin and AI Analytics
AMD-Digital Economy
SVP-Analyst/Cyber Credit Risk
MD – Managing Director
AMD – Associate Managing Director
SVP – Senior Vice President
VP – Vice President
Asia Pac – Asia Pacific
MR – Moody's Ratings
DCO – Designated Compliance Officer